SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                     Commission File Number
                          333-46577-02

                  Trico Marine Services, Inc.,
                 Trico Marine Assets, Inc. and
                  Trico Marine Operators, Inc.
     (Exact name of registrant as specified in its charter)

250  North American Court, Houma, Louisiana 70363     (504) 851-3833
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    8 1/2% Series F Senior Notes Due 2005 and Senior Guarantees
     (Title of each class of securities covered by this Form)

              Common Stock, $.01 par value per share
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please   place  an  X  in  the  box(es)  to  designate   the
appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [   ]
Rule 12g-4(a)(1)(ii)    [   ]     Rule 12h-3(b)(1)(ii)    [   ]
Rule 12g-4(a)(2)(i)     [   ]     Rule 12h-3(b)(2)(i)     [   ]
Rule 12g-4(a)(2)(ii)    [   ]     Rule 12h-3(b)(2)(ii)    [   ]
Rule 12h-3(b)(1)(i)     [   ]     Rule 15d-6              [ x ]

     Approximate  number  of  holders  of  record   as   of   the
certification or notice date:

                            Two (2)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Trico Marine Services, Inc., Trico Marine Assets, Inc. and Trico Marine Operators, Inc. have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              TRICO MARINE SERVICES, INC.

DATE: April 20, 1998          BY:     /s/  Victor Perez
                                           Victor Perez
                              Vice President, Chief Financial Officer



                              TRICO MARINE ASSETS, INC.

DATE: April 20, 1998          BY:    /s/  Victor Perez
                                          Victor Perez
                              Vice President, Chief Financial Officer


                              TRICO MARINE OPERATORS, INC.

DATE: April 20, 1998          BY:    /s/  Victor Perez
                                          Victor Perez
                              Vice President, Chief Financial Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange  Act  of  1934.   The registrant  shall  file  with  the
Commission  three  copies  of Form 15,  one  of  which  shall  be
manually  signed.   It  may  be  signed  by  an  officer  of  the
registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.